SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2003

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

                                CONSOLIDATED FORM
                         Management and Related Persons’
              Negotiation – Article 11 – CVM Instruction 358/2002

May 2003
(X) only  the following   transactions  with   securities  and  derivatives,  in
accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)
( ) no transactions with securities and derivatives, in  accordance with article
11 of CVM Instruction 358/2002 were carried out.

(1)  In the filling of the form,  please  exclude the lines which do not contain any  information.  In the  event  there is no  acquisition/modification  of positions to any of the persons  mentioned in article 11 of CVM Instruction
     358/2002, please send a statement informing it.
(2)  Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)  Quantity times price.  Note:  The  information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the
     Board of  Officers  (which  were not  included in the group of the Board of
     Directors), etc.

(*)Price per 1000 shares. As it refers to Units (one preferred  Unibanco share +
one preferred B Unibanco Holdings share), the price was divided by two.

Note: Due to an internal lack of  information,  the shares  regarding the income tax  dependents  of the  member  of the  board Mr.  Guilherme  Affonso  Ferreira
(Cláudia de Abreu Ribeiro Affonso Ferreira, Guilherme Affonso Ferreira Filho and
Gabriela  Affonso  Ferreira) were not reported.  Thus we are forwarding  updated information on the administrator of Unibanco  Holdings’  dependents not included in the previous form.

                                CONSOLIDATED FORM
                         Management and Related Persons’
              Negotiation – Article 11 – CVM Instruction 358/2002

May 2003
(X)  only  the  following  transactions  with  securities  and  derivatives,  in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)
( ) no transactions with securities and derivatives,  in accordance with article
11 of CVM Instruction 358/2002 were carried out.

(1)  In the filling of the form,  please  exclude the lines which do not contain any  information.  In the  event  there is no  acquisition/modification  of positions to any of the persons  mentioned in article 11 of CVM Instruction
     358/2002, please send a statement informing it.
(2)  Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)  Quantity times price.

Note:  The  information by group must be supplied in these  consolidated  data –
members of the Board of Directors,  Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

(*) Price per 1000 shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 12, 2003

UNIBANCO HOLDINGS S.A.

By:	/S/ Israel Vainboim
Israel Vainboim Director and Chief Executive Officer

By:	/S/ Mauro Agonilha
Mauro Agonilha Director and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.